QuickLinks -- Click here to rapidly navigate through this document

Filed by Tellabs, Inc. (Commission File No.: 09692)
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 of the
Securities Exchange Act of 1934

Subject Company: Advanced Fibre Communications, Inc.
Commission File No.: 0-28734

[TELLABS LOGO]

        This communication is not a solicitation of a proxy from any security holder of Tellabs, Inc. or Advanced Fibre Communications, Inc. Tellabs, Inc. plans to file with the Securities and Exchange Commission a Registration Statement on SEC Form S-4, and Tellabs, Inc. and Advanced Fibre Communications, Inc. expect to mail a Joint Proxy Statement/Prospectus to their respective stockholders concerning the proposed merger of Advanced Fibre Communications, Inc. with a subsidiary of Tellabs, Inc. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain the documents free of charge at the SEC's website, www.sec.gov. In addition, documents filed with the SEC by Tellabs, Inc. will be available free of charge from Tellabs Investor Relations, 1415 West Diehl Road, Naperville, IL 60563, 630-798-8800. Documents filed with the SEC by Advanced Fibre Communications, Inc. will be available free of charge from Advanced Fibre Communications Investor Relations, 1465 North McDowell Blvd., Petaluma, CA, USA 94954, 707-792-3500.

Interest of Certain Persons in the Merger.

        Tellabs, Inc. and its directors and executive officers and other members of its management and employees, may be deemed to be participants in the solicitation of proxies from the stockholders of Tellabs, Inc. in connection with the merger. The directors and executive officers of Tellabs, Inc. have interests in the merger, some of which may differ from, or may be in addition to, those of the stockholders of Tellabs, Inc. generally. Those interests will be described in greater detail in the Joint Proxy Statement/Prospectus with respect to the merger. Information about the directors and executive officers of Tellabs, Inc. and their ownership of Tellabs, Inc. stock is set forth in the proxy statement for Tellabs, Inc.'s 2004 annual meeting of stockholders. Investors may obtain additional information regarding the interests of the participants by reading the joint proxy statement/prospectus when it becomes available.

        The following fact sheets were distributed by Tellabs, Inc. at an Investor Presentation held on May 26, 2004.

Tellabs
Fact Sheet

›
Tellabs (NASDAQ: TLAB) delivers technology that transforms the way the world communicates. Tellabs experts design, develop, deploy and support our solutions for telecom service providers in more than 100 countries. More than two-thirds of telephone calls and Internet sessions in several countries, including the United States, flow through Tellabs equipment. Our product portfolio provides solutions in next-generation optical networking, managed access, carrier-class data, voice quality enhancement and cable telephony. For details, see www.tellabs.com.

Track Record of Success

  •
  On May 20, 2004, Tellabs announced plans to acquire access leader AFC (NASDAQ: AFCI) for $1.9 billion in stock and cash. The combination of AFC and Tellabs creates a strategic global supplier to lead the industry shift to broadband with end-to-end access and transport solutions.

  •
  Tellabs has a market-leading position in the U.S. bandwidth management market, according to fourth-quarter data from industry analyst RHK.

  •
  Tellabs maintains one of the industry's strongest financial positions and balance sheet, with nearly $1.2 billion in cash.

  •
  Tellabs offers a wide range of data solutions that enable a smooth shift to future IP/MPLS networks, including Ethernet, Ethernet-over-SONET/SDH and IP/MPLS.

  •
  Tellabs is the leading provider of cable telephony solutions in Europe, and one of the top three globally.

  •
  Tellabs is the world's leading provider of voice-quality enhancement solutions.

World-Class Customers

        Tellabs has strong relationships with communications service providers worldwide, including the world's largest and strongest carriers. Our customers are highly satisfied, based on customer survey data and awards from customers such as Verizon, SBC, Sprint, Telia and TELUS.

Innovative Products

        Tellabs® 2000 Telephony Distribution—Enables cable TV network operators to offer competitive telephony, high-speed data and Internet Protocol services. (Global)

        Tellabs® 3000 Voice-Quality Enhancement—Enables long-distance and wireless phone companies to offer superior call quality. (Global)

        Tellabs® 5500 NGX Transport Switch—Helps carriers capitalize on new revenue opportunities by implementing Ethernet services over a SONET infrastructure while preparing networks for tomorrow's service mix. (North America)

        Tellabs® 5500 Digital Cross-Connect—Efficiently grooms voice and data traffic over a SONET-based network. Almost 4,200 Tellabs 5500 systems have been deployed in a variety of networks including local telephone service, long distance, wireless, private and emerging networks across the United States. (North America)

        Tellabs® 6000 Transport Switching—Enables SDH customers to realize the full potential of their networks with easy-to-control platforms and nodes for multiple high-speed services. (EMEA, LAC, AP)

        Tellabs® 7000 Optical Transport—Increases revenue opportunities and reduces network operating and lifecycle costs through simple wavelength provisioning offered via metro dense wavelength division multiplexing platforms. (Global)

        Tellabs® 8000 Managed Access—Speeds revenue by enabling service providers to offer new services quickly and offers unparalleled network control through a unique network management system that lowers operating and maintenance costs. (Global)

        Tellabs® 8800 Multi-Service Routers—Enables service providers to leverage their existing infrastructure to cost-efficiently migrate existing Frame Relay and ATM data networks to the new profitable IP and MPLS services of the future. (Global)

EMEA—Europe, Middle East & Africa
LAC—Latin America & Caribbean
AP—Asia Pacific

Global Scope

  •
  Tellabs generates 35 percent of its revenues outside of North America.

  •
  Tellabs equipment is deployed in more than 100 countries.

  •
  Of Tellabs' approximately 3,100 employees, about 1,000 are based outside of the United States.

[PICTURE]

Tellabs experts design, develop, deploy and support our solutions for telecom service providers in more than 100 countries.

[TELLABS LOGO]

tellabs.com

Financials

        A strong financial position with almost $1.2 billion in cash.

First quarter 2004:

  •
  Revenues: $264 million
  •
  Net income: $20 million
  •
  Net income—pro forma: $13 million
  •
  Assets: $2.6 billion

[PICTURE]

Year ending 2003:

  •
  Revenues: $980 million
  •
  Net income (loss): ($242 million)
  •
  Net income (loss)—pro forma: ($80 million)
  •
  Assets: $2.61 billion

Stock listed as TLAB on the NASDAQ market.

Management Team

        Diverse and talented, including leaders from major equipment manufacturers and leading service providers.

  •
  Chairman: Michael J. Birck

  •
  Chief Executive Officer and President: Krish A. Prabhu

  •
  Senior Executive Vice President, Global Business Operations: Anders Gustafsson

  •
  Senior Executive Vice President, Global Customer Sales and Service: Stephen M. McCarthy

  •
  Chief Financial Officer and Executive Vice President: Timothy J. Wiggins

  •
  Executive Vice President of Enterprise Services: Nadalie S. Bosse

  •
  Executive Vice President, General Counsel and Secretary: James M. Sheehan

Worldwide Locations

        Tellabs supports communications service providers through advanced research and development centers, sales and service offices and strategic business partners located throughout the world.

        Corporate and North American headquarters are in Naperville, Ill., U.S.A., in the high-tech corridor of west suburban Chicago. Other headquarters are: Singapore—Asia Pacific region; High Wycombe, U.K. (London area)—Europe, Middle East and Africa region; and Sunrise, Fla., U.S.A. (Ft. Lauderdale area)—Latin America and Caribbean region.

For More Information

  •
  General:
   www.tellabs.com or +1.630.798.8800

  •
  Business news media:
  Ariana Nikitas, +1.630.798.2532
  or ariana.nikitas@tellabs.com

  •
  International industry analysts:
  Jennifer Tarkiainen, +358.94.131.2544
  or jennifer.tarkiainen@tellabs.com

  •
  International news media:
  Beatrice M. Vignerte, +44.870.238.4761
  or beatrice.m-vignerte@tellabs.com

  •
  Investor relations:
  Tom Scottino, +1.630.798.3602
  or tom.scottino@tellabs.com

  •
  North America industry analysts/trade media:
  Robin Urbanski, +1.630.798.2508
  or robin.urbanski@tellabs.com

How to reach us

North America
Tellabs
One Tellabs Center
1415 West Diehl Road
Naperville, IL 60563
U.S.A.
+1.630.798.8800
Fax: +1.630.798.2000

 Asia Pacific
Tellabs
No. 3 Anson Road
#14-01 Springleaf Tower
Singapore 079909
Republic of Singapore
+65.6215.6411
Fax: +65.6215.6422	Europe, Middle East & Africa
Tellabs
Abbey Place
24-28 Easton Street
High Wycombe, Bucks
United Kingdom
HP11 1NT
+44.870.238.4700
Fax: +44.870.238.4851

 Latin America & Caribbean
Tellabs
1401 N.W. 136th Avenue
Suite 202
Sunrise, FL 33323
U.S.A.
+1.954.839.2800
Fax: +1.954.839.2828

The following trademarks and service marks are owned by Tellabs Operations, Inc., or its affiliates in the United States and/or in other countries: TELLABS®, TELLABS and T symbol®, and T symbol®.

Any other company or product names may be trademarks of their respective companies.

© 2004 Tellabs. All rights reserved.
74.0815E    5/21/04

Tellabs Provides Innovative Bandwidth Management Solutions

[AFC LOGO]

CompanyFacts

        Headquartered in Sonoma County, Calif., AFC® (Nasdaq: AFCI) is an Access industry leader, delivering multi-service broadband solutions to the global telecommunications industry.

        As the traditional voice and circuit-based telecommunications landscape evolves to packet-switched fiber-optic networks, AFC's Access solutions bring carriers into the broadband era while protecting the substantial investment they have made in their existing network infrastructures.

        AFC offers the expertise to make a carrier's transition to a next-generation network seamless and cost effective. Our comprehensive portfolio of Access solutions delivers the promise of ubiquitous broadband with unmatched flexibility.

        AFC's solutions provide carriers with exceptional revenue growth opportunities, including the delivery of The "triple play." So whether it's DSL, IP video, Fiber-to-the-Premises or essential voice services, AFC has advanced the Access network with its rich suite of fully-integrated solutions, including AdvancedVoiceSM, FiberDirectSM, TelcoVideoSM, and UniversalDSLSM.

        Embraced by the world's leading telecommunications companies, AFC's Access solutions support more than 800 service providers, including regional Bell operating companies, major incumbent local exchange carriers, independent operating companies, and international network operators.

        Time-tested, field-proven, and deployed by the world's largest carriers, AFC's Access solutions are utilized by carriers to meet their unique specifications, serving a variety of network topologies and covering the range of world standards and carrier-class requirements.

Founded & Incorporated:	1992 by Donald Green, James Hoeck, John Webley & Henri Sulzer
Headquarters:	1465 North McDowell Blvd., Petaluma, CA 94954
Employees:	Approximately 1,000 worldwide
Telephone:	Toll Free: (800) 690-AFCI or Locally: (707) 794-7700
FAX:	(707) 794-7777
E-mail:	investor.relations@afc.com • public.relations@afc.com
Executive Officers:
John Schofield, Chairman of the Board, President & CEO
 Keith Pratt, CFO and Senior Vice President, Finance & Administration
 Leon Blackburn, Vice President & Corporate Controller
Jack Ermey, Vice President, Global Sales
2003 Revenues:	333.5 Million
2002 Revenues:	344.1 Million
2001 Revenues:	327.6 Million
2000 Revenues:	416.9 Million
1999 Revenues:	296.6 Million
Sales and Representative Offices
California	Kansas	Mexico
Florida	Texas
Research & Development, and Technical Assistance Offices
California	Florida	Texas

QuickLinks

  Tellabs Fact Sheet
  CompanyFacts